SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-28645; 812-13639]

E*TRADE Capital Markets LLC, et al.; Notice of Application and Temporary Order

March 12, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section 9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them from section 9(a) of the Act, with respect to an injunction entered against E*TRADE Capital Markets LLC ("ETCM") on March 11, 2009, by the United States District Court for the Southern District of New York ("Injunction") until the Commission takes final action on an application for a permanent order. Applicants also have applied for a permanent order.

Applicants: ETCM, E*TRADE Financial Corporation ("ETFC"), E*TRADE Asset Management, Inc. ("E*TRADE Asset Management"), E*TRADE Securities LLC ("E*TRADE Securities") and Kobren Insight Management, Inc. ("Kobren") (collectively, other than ETCM and ETFC, the "Fund Servicing Applicants," and together, the "Applicants").[1]

Filing Dates: The application was filed on March 4, 2009 and amended on March 12, 2009.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on April 6, 2009, and

---

[1]   Applicants request that any relief granted pursuant to the application also apply to any other company of which ETCM is or hereafter becomes an affiliated person within the meaning of section 2(a)(3) of the Act (together with the Applicants, the "Covered Persons").

should be accompanied by proof of service on applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing

may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: ETCM, 440 S. LaSalle Street, Suite 3030, Chicago,

IL 60605; ETFC and E*TRADE Securities, 135 E. 57th Street, New York, NY 10022;

E*TRADE Asset Management, 4500 Bohannon Drive, Menlo Park, CA 94025; and Kobren, 20

William Street, Suite 200, Wellesley Hills, MA 02481.

For Further Information Contact: Jaea F. Hahn, Senior Counsel, at 202-551-6878 or Julia Kim

Gilmer, Branch Chief, at 202-551-6821 (Division of Investment Management, Office of

Investment Company Regulation).

Supplementary Information: The following is a temporary order and summary of the

application. The complete application may be obtained for a fee at the Commission's Public

Reference Room, 100 F Street NE, Washington DC 20549-1520 (tel. 202-551-5850).

Applicants' Representations:

1.	ETFC is a global financial services company organized under the laws of

Delaware. Through its subsidiaries and affiliates, ETFC provides a wide range of financial

services including an assortment of trading, investing, banking and lending products. ETCM is a

wholly owned subsidiary of ETFC and is registered as a broker-dealer under the Securities

Exchange Act of 1934 ("Exchange Act"). ETCM is primarily engaged in the business of over-

the-counter market making activities. E*TRADE Asset Management and Kobren (together, the

"Adviser Applicants") are each a wholly owned subsidiary of ETFC and registered as an investment adviser under the Investment Advisers Act of 1940. Each Adviser Applicant

currently provides investment management and advisory services to registered investment

companies ("Funds"). E*TRADE Securities is registered as a broker-dealer under the Exchange

Act and acts as principal underwriter to various open-end Funds.

    2.   On March 11, 2009, the United States District Court for the Southern District of

New York entered a judgment, which included the Injunction, against ETCM ("Judgment") in a

matter brought by the Commission.[2] The Commission alleged in the complaint ("Complaint")

that ETCM violated certain rules of the Chicago Stock Exchange by engaging in improper trades

for its own proprietary accounts by trading ahead of, instead of matching customer orders,

interpositioning and trading ahead of unexecuted open or cancelled orders. The Complaint also

alleged that ETCM violated section 17(a) of the Exchange Act and rule 17a-3 thereunder by

failing to make or keep a current blotter containing an itemized daily record of all purchases and

sales of securities effected by ETCM for its proprietary accounts. Without admitting or denying

any of the allegations in the Complaint, ETCM consented to the entry of the Injunction.

Applicants' Legal Analysis:

    1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been

enjoined from engaging in or continuing any conduct or practice in connection with the purchase

or sale of a security, or in connection with activities as broker or dealer, from acting, among

other things, as an investment adviser or depositor of any registered investment company or a

principal underwriter for any registered open-end investment company, registered unit

investment trust, or registered face-amount certificate company. Section 9(a)(3) of the Act

---

[2]   Securities and Exchange Commission v. E*TRADE Capital Markets LLC. Final Consent
       Judgment as to E*TRADE Capital Markets LLC., 09 Civ. 1976 (S.D.N.Y., filed March 11,
       2009).

makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of which

has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines

"affiliated person" to include, among others, any person directly or indirectly controlling,

controlled by, or under common control, with the other person. Applicants state that ETCM is

an affiliated person of each of the other Applicants within the meaning of section 2(a)(3).

Applicants state that, as a result of the Injunction, they would be subject to the prohibitions of

section 9(a).

2.   Section 9(c) of the Act provides that the Commission shall grant an application

for exemption from the disqualification provisions of section 9(a) of the Act if it is established

that these provisions, as applied to Applicants, are unduly or disproportionately severe or that the

conduct of the Applicants has been such as not to make it against the public interest or the

protection of investors to grant the exemption. Applicants have filed an application pursuant to

section 9(c) seeking a temporary and permanent order exempting the Applicants and the other

Covered Persons from the disqualification provisions of section 9(a).

3.   Applicants believe that they meet the standards for exemption specified in section

9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly

and disproportionately severe and that the conduct of Applicants has been such as not to make it

against the public interest or the protection of investors to grant the requested exemption from

section 9(a).

4.   Applicants state that the alleged conduct giving rise to the Injunction did not

involve any of the Applicants acting in the capacity of investment adviser, subadviser or

depositor or principal underwriter for any Fund. Applicants also state that none of the current or

former directors, officers, or employees of ETFC and the Fund Servicing Applicants had any knowledge or involvement in the conduct alleged in the Complaint. Applicants further state that the personnel at ETCM who were involved in the violations alleged in the complaint have had no and will not have any future involvement in providing advisory, subadvisory, depository or underwriting services to Funds.

5.	Applicants state that the inability of the Adviser Applicants to provide investment advisory services and E*TRADE Securities to provide principal underwriter services to Funds would result in potentially severe financial hardships for the Funds and their shareholders. Applicants state that they will distribute written materials, including an offer to meet in person to discuss the materials, to the boards of trustees of the Funds (the "Boards"), including the trustees who are not "interested persons," as defined in section 2(a)(19) of the Act, of such Funds, and their independent legal counsel as defined in rule 0-1(a)(6) under the Act, if any, of the circumstances that led to the Injunction, any impact on the Funds, and the application. Applicants state that they will provide the Boards with all information concerning the Injunction and the application that is necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws.

6.	Applicants also state that, if the Fund Servicing Applicants were barred from providing investment advisory services to the Funds, and underwriting services to open-end Funds and UITs, the effect on their businesses and employees would be severe. Applicants state that they have committed substantial resources to establishing advisory and underwriting expertise. Applicants further state that prohibiting them from providing advisory and underwriting services would not only adversely affect their businesses, but would also adversely affect over 1500 employees that are involved in such services.

7.   None of the Applicants have previously received an order under section 9(c) of the Act.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Any temporary exemption granted pursuant to the application shall be without prejudice to, and shall not limit the Commission's rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

Temporary Order:

The Commission has considered the matter and finds that the Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that Applicants and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from March 11, 2009, until the Commission takes final action on their application for a permanent order.

By the Commission.

Elizabeth M. Murphy
Secretary